

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2019

Thomas Higgins
Senior Vice President and Chief Financial Officer
NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

      Re: NeuroMetrix, Inc.
         Registration statement on Form S-3
         Filed January 24, 2019
         File No. 333-229349

Dear Mr. Higgins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Atallah at (202) 551-3663 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Electronics and Machinery

cc: Megan Gates